UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TubeMogul, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

898570106

(CUSIP Number)

Copies to:

Michael Dillon

Executive Vice President, General Counsel and Corporate Secretary

Adobe Systems Incorporated

345 Park Avenue

San Jose, California 95110

(408) 536-6000

Jane Ross

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898570106		13D

1	Names of Reporting Persons ADOBE SYSTEMS INCORPORATED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 6,888,463 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 18.20% (1)

14	Type of Reporting Person CO

(1)

An aggregate of 6,888,463 shares of TubeMogul, Inc. (the “Issuer”) common stock (as represented to Adobe by the Issuer and the Stockholders) are subject to Tender and Support Agreements dated November 10, 2016 (the “Tender Agreements”) entered into by Adobe Systems Incorporated (“Adobe”), Tiger Acquisition Corporation, a subsidiary of Adobe, and each of Brett Wilson, Keith Eadie, Eric Deeds, Ajay Chopra, Ashu Garg, David Toth, Russell Fradin, Jack Lazar, Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. (each a “Stockholder,” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. Adobe expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Tender Agreements. Excluding Shares underlying Issuer stock options and restricted stock units, as of November 9, 2016, the aggregate number of shares of Issuer common stock that are subject to the Tender Agreements represent approximately 15.8% of all Shares outstanding as of November 9, 2016. Including Shares which may be issued under Issuer stock options and restricted stock units which are exercisable for or may become vested and settled for Shares within 60 days of November 9, 2016, the aggregate number of shares of Issuer common stock that are subject to the Tender Agreements represent approximately 18.2% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of November 9, 2016.

CUSIP No. 898570106		13D

1	Names of Reporting Persons TIGER ACQUISITION CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 6,888,463 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 18.20% (2)

14	Type of Reporting Person CO

(2)

An aggregate of 6,888,463 shares of TubeMogul, Inc. (the “Issuer”) common stock (as represented to Adobe by the Issuer and the Stockholders) are subject to Tender and Support Agreements dated November 10, 2016 (the “Tender Agreements”) entered into by Adobe Systems Incorporated (“Adobe”), Tiger Acquisition Corporation (“Merger Subsidiary”), a subsidiary of Adobe, and each of Brett Wilson, Keith Eadie, Eric Deeds, Ajay Chopra, Ashu Garg, David Toth, Russell Fradin, Jack Lazar, Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. (each a “Stockholder,” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. Merger Subsidiary expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Tender Agreements. Excluding Shares underlying Issuer stock options and restricted stock units, as of November 9, 2016, the aggregate number of shares of Issuer common stock that are subject to the Tender Agreements represent approximately 15.8% of all Shares outstanding as of November 9, 2016. Including Shares which may be issued under Issuer stock options and restricted stock units which are exercisable for or may become vested and settled for Shares within 60 days of November 9, 2016, the aggregate number of shares of Issuer common stock that are subject to the Tender Agreements represent approximately 18.2% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of November 9, 2016.

Item 1.                                 Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), issued by TubeMogul, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1250 53rd Street, Suite 2, Emeryville, CA 94608.

Item 2.                                 Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Adobe Systems Incorporated, a Delaware corporation (“Adobe”) and Tiger Acquisition Corporation (“Merger Subsidiary” and, together with Adobe, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is 345 Park Avenue, San Jose, California 95110. Adobe is one of the largest and most diversified software companies in the world. Adobe offers a line of products and services used by creative professionals, marketers, knowledge workers, application developers, enterprises and consumers for creating, managing, delivering, measuring, optimizing and engaging with compelling content and experiences across multiple operating systems, devices and media. Adobe markets and licenses its products and services directly to enterprise customers through its sales force and to end users through app stores and its own website at www.adobe.com. Adobe offers many of its products via a Software-as-a-Service model or a managed services model (both of which are referred to as a hosted or cloud-based model) as well as through term subscription and pay-per-use models. Adobe also distributes certain products and services through a network of distributors, value-added resellers, systems integrators, independent software vendors, retailers, software developers and original equipment manufacturers. In addition, Adobe licenses its technology to hardware manufacturers, software developers and service providers for use in their products and solutions. Adobe’s products run on personal and server-based computers, as well as on smartphones, tablets and other devices, depending on the product. Adobe has operations in the Americas, Europe, Middle East and Africa and Asia-Pacific.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below) and purchase all of the outstanding Shares in the Offer and provide funding in connection with the Merger (as defined below) is approximately $540 million, plus related fees and expenses. The Reporting Persons expect to fund these payments using cash on hand and available borrowings under Adobe’s revolving credit facility.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.                                 Purpose of Transaction

As described in Item 3 above, this statement is being filed in connection with the Merger Agreement and the Tender Agreements.

On November 10, 2016, Adobe, the Issuer and Merger Subsidiary entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Adobe has agreed to cause Merger Subsidiary to commence a cash tender offer (the “Offer”) to purchase all of the outstanding Shares at a price per Share equal to $14.00 (the “Offer Price”), net to the seller in cash, without interest and subject to any required tax withholding. The obligations of Merger Subsidiary to, and of Adobe to cause Merger Subsidiary to, accept for payment, and pay for, any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the condition that there will have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which would represent at least a majority of the issued and outstanding Shares (assuming the exercise of all outstanding stock options of the Issuer and the issuance of all Shares that the Issuer is obligated to issue thereon) immediately prior to the first time Merger Subsidiary accepts for payment and pays for Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”). The consummation of the Offer is also conditioned upon, among other things, the expiration or termination of the applicable premerger waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Subsidiary will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Adobe (the “Surviving Corporation”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). The Merger will be governed by Section 251(h) of the DGCL, with no stockholder vote required to consummate the Merger. Upon the consummation of the Merger (the “Effective Time”), each Share will be converted into the right to receive cash in an amount equal to the Offer Price, without interest and subject to any required tax withholding.

The unvested portion of (a) each in-the-money Issuer stock option that is outstanding and unexercised and is held by an employee of the Issuer or any subsidiary of the Issuer as of immediately prior to the Effective Time and (b) each Issuer restricted stock unit that is outstanding and is held by an employee of the Issuer or any subsidiary of the Issuer as of immediately prior to the Effective Time will, in each case, be assumed or replaced by Adobe and become a corresponding stock option to acquire shares of Adobe common stock or restricted stock unit in respect of shares of Adobe common stock, as the case may be, the number and terms of which will be determined pursuant to the terms of the Merger Agreement. The vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the transactions contemplated by the Merger Agreement) of (i) each in-the-money Issuer stock option that is outstanding and unexercised at the Effective Time and (ii) each Issuer restricted stock unit that is outstanding and unsettled at the Effective Time will, in each case, terminate and be cancelled and the former holder thereof will be entitled to receive an amount in cash as determined pursuant to the terms of the Merger Agreement. Each Issuer stock option that has an exercise price per share that equals or exceeds the Offer Price will be cancelled at the Effective Time without any consideration being payable in respect thereof. Adobe shall not assume any Issuer stock options or Issuer restricted stock units, or substitute any Issuer stock options or Issuer restricted stock units with an equivalent option, restricted stock unit or right, held by any individual who, at the Effective Time, is not a current employee of the Issuer or any subsidiary of the Issuer. Each unvested Issuer stock option or unvested Issuer restricted stock unit held by any individual who is not a current employee of the Issuer or any subsidiary of the Issuer as of immediately prior to the Effective Time will be accelerated and treated as a vested Issuer stock option or vested Issuer restricted stock unit in accordance with the Merger Agreement.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Adobe and Merger Subsidiary entered into a Tender and Support Agreement with each of Brett Wilson, Keith Eadie, Eric Deeds, Ajay Chopra, Ashu Garg, David Toth, Russell Fradin, Jack Lazar, Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. (each a “Stockholder”), each dated as of the date of the Merger Agreement (the “Tender Agreements”). Pursuant to the Tender Agreements, each Stockholder has agreed to tender, and not withdraw, all Shares beneficially owned by them as of the date of the Tender Agreement or acquired by them after such date (collectively, the “Subject Shares”) no later than ten (10) business days after the commencement of the Offer. None of the Reporting Persons paid any consideration to the Stockholders in connection with the execution and delivery of the Tender Agreements.

The Stockholders have also agreed that they will vote their Subject Shares against certain alternative corporate transactions, each as more fully described in the Tender Agreements, until the earliest to occur of (a) the date upon which the Merger Agreement is validly terminated and (b) the Effective Time. In furtherance of the Stockholders’ covenants under the Tender Agreements, the Stockholders agreed to appoint Adobe as their attorney-in-fact and proxy to vote the Stockholders’ Subject Shares against the corporate transactions set forth in the immediately preceding sentence.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Tender Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Tender Agreements.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder (as represented to Adobe by the Issuer and the Stockholders).

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, the Issuer while allowing the Issuer’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. After the consummation of the Offer, Adobe and Merger Subsidiary intend to consummate the Merger as soon as practicable, subject to the satisfaction or waiver of certain conditions. At the Effective Time, (i) the certificate of incorporation of the Issuer will be amended as mutually agreed by the Issuer and Adobe, (ii) the bylaws of Merger Subsidiary, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the Issuer and (iii) the directors and officers of Merger Subsidiary immediately prior to the effective time of the Merger will be the initial directors and officers of the Issuer.

Following the Merger, the Shares will no longer be traded on the NASDAQ Global Select Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Tender Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 10, 2016. Copies of the forms of Tender Agreement are attached as Exhibit 2.2 to this Schedule13D.

The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Adobe and Merger Subsidiary will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Adobe and Merger Subsidiary will file tender offer materials on Schedule TO, and the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of Shares are urged to read these documents when they become available because they will contain important information that holders of Issuer securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Item 5.                                 Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Tender Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Tender Agreements, the Reporting Persons may be deemed to have the power to vote up to an aggregate of 6,888,463 Shares (of which 1,058,909 Shares underlie Issuer stock options and restricted stock units to purchase Shares exercisable within 60 days of November 9, 2016) (as represented to Adobe by the Issuer and the Stockholders) against certain matters set forth in Item 4 above, and thus, the Reporting Persons may each be deemed to be the beneficial owner of, in the aggregate, 6,888,463 Shares that are outstanding and all additional Shares that are deemed outstanding for the purposes of calculating the Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of November 9, 2016.

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender Agreements, except as otherwise expressly provided in the Tender Agreements.  This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any Shares covered by the Tender Agreements.

Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Tender Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Merger Agreement and the Tender Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.                                 Material to Be Filed as Exhibits

2.1

Agreement and Plan of Merger, dated as of November 10, 2016, by and among Adobe Systems Incorporated, Tiger Acquisition Corporation and TubeMogul, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by TubeMogul, Inc. with the SEC on November 10, 2016).

2.2	Form of Tender and Support Agreement.*

99.1	Joint Filing Agreement, dated as of November 18, 2016, by and among Adobe Systems Incorporated and Tiger Acquisition Corporation.*

*       Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2016	ADOBE SYSTEMS INCORPORATED

/s/ Mark Garrett
Name: Mark Garrett
Title: Executive Vice President and Chief Financial Officer

Date: November 18, 2016	TIGER ACQUISITION CORPORATION

/s/ Justin Judd
Name: Justin Judd
Title: Vice President and Assistant Secretary

SCHEDULE A

1.                   Adobe Systems Incorporated

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Adobe are set forth below. If no business address is given, the director’s or executive officer’s business address is 345 Park Avenue, San Jose, California 95110. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Adobe. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Dr. Charles M. Geschke	Director and Co-Chairman of the Board

Dr. John E. Warnock	Director and Co-Chairman of the Board

Shantanu Narayen	Director; President and Chief Executive Officer of Adobe

Amy Banse	Director; Managing Director and Head of Funds for Comcast Ventures and Senior Vice President of Comcast Corporation (One Kearny Building, 23 Geary Street, 10th Floor, San Francisco, CA 94108)

Edward W. Barnholt	Director

Robert Burgess	Director Citizenship: Canadian

Frank Calderoni	Director; Executive Vice President, Operations and Chief Financial Officer of Red Hat (100 E. Davie Street, Raleigh, NC 27601)

James E. Daley	Director

Laura Desmond	Director; Global Chief Executive Officer of Starcom MediaVest Group (35 West Wacker Drive, Chicago, IL 60601)

Dan Rosensweig	Director; President and Chief Executive Officer of Chegg.com (2350 Mission College Blvd., Suite 1400, Santa Clara, CA 95054)

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Michael Dillon	Executive Vice President, General Counsel and Corporate Secretary

Mark Garrett	Executive Vice President and Chief Financial Officer

Bryan Lamkin	Executive Vice President and General Manager, Digital Media

Ann Lewnes	Executive Vice President and Chief Marketing Officer

Donna Morris	Executive Vice President, Customer and Employee Experience

Abhay Parasnis	Executive Vice President and Chief Technology Officer

Brad Rencher	Executive Vice President and General Manager, Digital Marketing

Matt Thompson	Executive Vice President, Worldwide Field Operations

Rich Rowley	Vice President and Chief Accounting Officer

2.                   Tiger Acquisition Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Tiger Acquisition Corporation are set forth below. If no business address is given, the director’s or executive officer’s business address is 345 Park Avenue, San Jose, California 95110. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Adobe. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Keith San Felipe	Director; Vice President, Corporate Treasurer

Tracy Hanson	Director; Vice President, Accounting and External Reporting

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Mike Dillon	Executive Vice President, General Counsel and Corporate Secretary

Justin Judd	Vice President, Associate General Counsel

Donna Morris	Executive Vice President, Customer and Employee Experience

SCHEDULE B

Stockholder	Shares Beneficially Owned (1)(4)
Brett Wilson	1,715,175
Keith Eadie	172,199
Eric Deeds	143,863
Ajay Chopra(2)	4,467,352
Ashu Garg	22,567
David Toth	192,089
Russell Fadin	58,853
Jack Lazar	116,365
Entities affiliated with Trinity TVL X, LLC(3)	4,450,965

(1)         As of November 9, 2016, as provided by the Issuer.

(2)         Includes 4,450,965 shares beneficially owned by Trinity TVL X, LLC (“Trinity TVL X”).

(3)         Includes shares held by Trinity Ventures X, L.P. (“Trinity X”), Trinity X Entrepreneurs’ Fund, L.P. (“Trinity EF X”) and Trinity X Side-By-Side Fund, L.P. (“Trinity SBS X”). Based solely on the information reported in the Schedule 13D filed with the following persons on July 7, 2016: (a) as the general partner of Trinity X, Trinity EF X and Trinity SBS X, Trinity TVL X has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X; and (b) Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Karan Mehandru, Daniel Scholnick, Nina C. Labatt and TVL Management Corporation are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.

(4)         The calculation of beneficial ownership of each of the listed individuals includes the number of shares underlying stock options and restricted stock units exercisable by such person within 60 days of November 9, 2016:

Stockholder	Number of Shares Underlying Company Stock Awards
Brett Wilson	554,221
Keith Eadie	171,928
Eric Deeds	138,011
Ajay Chopra	5,679
Ashu Garg	5,679
David Toth	55,679
Russell Fradin	37,971
Jack Lazar	89,741
Entities affiliated with Trinity TVL X, LLC	—